itaú

Interactive Meeting

results
1Q24

We will present our 1Q24 results in an interactive meeting, with a Q&A session at the end.

register now

May 7th

at 9 a.m. (EDT) | **at 10 a.m.** (Brasília time)

english and portuguese

Check out the speakers



Milton Maluhy
CEO



Alexsandro Broedel
CFO



Renato Lulia
IRO

1Q24 Results

Results will be published in the investor relations website on May 6th, after trading hours.

Follow Itaú Unibanco's latest news on our **Investor Relations website**.